June 21, 2019

Confidential

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

USA

Attention:                                         Heather Clark, Senior Staff Accountant

Claire Erlanger, Staff Accountant

Ruairi Regan, Senior Staff Attorney

Brigitte Lippmann, Staff Attorney

Re:                             Wanda Sports Group Company Limited (CIK No. 0001771279)

Registration Statement on Form F-1 (File No. 333-232004)

Ladies and Gentlemen,

On behalf of our client, Wanda Sports Group Company Limited, a foreign private issuer organized under the laws of Hong Kong (the “Company”), we are filing herewith, via EDGAR with the Securities and Exchange Commission (the “Commission”), the Company’s Amendment No.1 (the “Amended Registration Statement”) to the Company’s registration statement on Form F-1 initially filed on June 7, 2019 (the “Registration Statement”).  The Amended Registration Statement is being filed solely for the purpose of filing certain exhibits.

Concurrently with the filing of the Amended Registration Statement, the Company is submitting hereby its responses to the comments contained in the letter from the Staff dated June 13, 2019 (the “Comment Letter”) on the Registration Statement. On behalf of the Company, we wish to thank you and the other members of the Staff of the Commission for your prompt response to the Company’s request for comments.

The Company plans to file Amendment No.2 to the Registration Statement (such second amendment to be filed, “Amendment No.2”) containing, among others, the estimated price range and offering size, and updated disclosure to address certain comments of the Comment Letter on or around July 5, 2019.

To facilitate the Staff’s review, we are providing to the Staff today five (5) courtesy copies of the Amended Registration Statement, and two (2) copies of the filed exhibits.

AFFILIATED WITH PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP, A NEW YORK LIMITED LIABILITY PARTNERSHIP WITH OFFICES OUTSIDE THE UNITED KINGDOM

The Staff’s comments are repeated below in italics and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Comments in Comment Letter dated June 13, 2019

Risk Factors

If the PRC government finds that the agreements... , page 35

1.                          We note your revisions to this risk factor regarding the registration of pledges in WSC. Please disclose whether the equity pledges have been registered under applicable PRC law. We may have further comment.

The Company advises the Staff that the equity pledges were registered under applicable PRC law on May 22, 2019 and will add the following sentence in Amendment No.2: “Such pledge of equity interests in our VIE has been registered under PRC law.”  Such sentence is to be added right after the first sentence under “Pledge Contract” as found on page 65 of the Registration Statement.

2.                          We note your statement here and on page F-66 that “these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect;” however, we note that the opinion provided by Jingtian & Gongcheng is qualified by the statement that “there are substantial uncertainties regarding the interpretation and application of PRC Laws and future PRC laws and regulations, and there can be no assurance that the PRC regulatory authorities will not take a view that is contrary to or otherwise different from our opinion stated above.” Please revise your disclosure to clarify that the legal conclusion is subject to substantial uncertainty and to the extent you have not already done so describe such substantial uncertainties.

In response to the Staff’s comment and to address the perceived incongruity, the Company will revise in Amendment No. 2 the referenced risk factor and F-pages disclosure as follows:

Risk Factor on pages 35-36 of the Registration Statement (changes marked):

“If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with applicable PRC regulations, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Certain business sectors in the PRC are restricted from foreign investment under the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2018 Version) promulgated by MOFCOM and NDRC in 2018, which replaced the prior Guidance Catalog of Industries for Foreign Investment. Our VIE and its subsidiaries are involved in the production and distribution of radio and television programs in China, which is restricted from foreign investment. Due to such foreign investment restrictions in the PRC and other regulatory considerations, we acquired control over, and consolidate the operating results of, WSC through a VIE structure. Our indirectly wholly-owned PRC subsidiary (Infront China), has entered into a series of contractual arrangements with our VIE and its shareholders, which enable us to exercise effective control over our VIE, receive substantially all of the economic benefits of our VIE and have an exclusive option to purchase all or part of the equity interests in our VIE. ~~These contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect.~~ As a result of these contractual arrangements, we have control over, and are the primary beneficiary of, our VIE and, hence, consolidate its and its subsidiaries’ operating results in our consolidated financial statements.

In the opinion of our PRC legal counsel, Jingtian & Gongcheng, (i) the ownership structure of Infront China and its VIE does not contravene any applicable PRC laws and regulations and (ii) the contractual arrangements with WSC and its nominee shareholders are valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations, and will not contravene any PRC laws and regulations currently in effect.  However, our PRC legal counsel has advised us that there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations and future PRC laws and regulations, and there can be no assurance that the PRC regulatory authorities will not take a view that is contrary to, or otherwise different from, its opinion stated above.  Thus, the PRC government could  ultimately take a view contrary to, or otherwise different from, the opinion of our PRC legal counsel.  If the PRC government finds that our contractual arrangements do not comply with its applicable restrictions, including restrictions on foreign investment, or if the PRC government otherwise finds that we, our VIE or our or its respective subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate certain business in China, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations or failures, including:

•                  revoking the business licenses and/or operating licenses of such entities;

•                  discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiary and our VIE;

•                  imposing fines, confiscating the income from our PRC subsidiary or our VIE, or imposing other requirements with which we or our VIE may not be able to comply;

•                  requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and terminating the equity pledges of our VIE’s shareholders, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over, our VIE; or

•                  restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China.

Any of these events could cause disruption to our business operations in China and damage our reputation, which could in turn have a material adverse effect on our business, results of operations, financial condition or prospects. If occurrences of any of these events results in our inability to direct the activities of our VIE that most significantly impact it or its subsidiaries’ economic performance and/or our failure to receive the economic benefits of our VIE and its subsidiaries, we may not be able to consolidate their operating results in our consolidated financial statements.”

Note 6 on page F-66 of the Registration Statement (changes marked):

“~~In the opinion of the Company’s legal counsel, (i) the ownership structure of Infront China and its VIE is in compliance with the PRC laws and regulations; (ii) the contractual arrangements with WSC and its nominee shareholders are valid and binding, and not in violation of the current PRC laws or regulations.~~  In the opinion of the Company’s PRC legal counsel, (i) the ownership structure of Infront China and its VIE does not contravene any applicable PRC laws and regulations and (ii) the contractual arrangements with WSC and its nominee shareholders are valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations, and will not contravene any PRC laws and regulations currently in effect.  However, PRC legal counsel has informed the Company that there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. and future PRC laws and regulations, and there can be no assurance that the PRC regulatory authorities will not take a view that is contrary to, or otherwise different from, its opinion stated above.”

Enforceability of Civil Liabilities, page 56

3.                          Please file the opinion of Hong Kong counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP, as an exhibit. We note that the exhibit index does not refer to this opinion.

As discussed, the disclosure in this section will be addressed in a Hong Kong law opinion, which is to be filed as Exhibit 5.1 with Amendment No.2, a form of which is attached hereto as Annex A.

Taxation, page 198

4.                          Under Hong Kong Taxation, please state that the tax consequences disclosure is the opinion of DLA Piper Hong Kong. For guidance, see Section III.B.2 of Staff Legal Bulletin No. 19 (CF).

In response to the Staff’s comment, the Company will add the following sentence in Amendment No.2: “To the extent that the discussion relates to matters of Hong Kong tax law, it represents the opinion of DLA Piper Hong Kong, our Hong Kong tax counsel.”  Such sentence is to be added as the third sentence on page 198 of the Registration Statement.

5.                          Please file the tax opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as an exhibit. We note that the exhibit index does not refer to this tax opinion.

The Company will remove the sentence on page 198 of the Registration Statement referencing the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP in Amendment No.2.  As discussed, in consideration of the disclosure regarding U.S. taxation included in the Registration Statement, the Company does not believe a U.S. tax opinion is required to be filed pursuant to Item 601(b)(8) of Regulation S-K.

Exhibits

6.                          Please revise the tax opinion filed as exhibit 8.1 to clarify that the statements relating to Hong Kong tax matters are the opinion of counsel rather than an “accurate summary.” For guidance, see Section III.C.2 of Staff Legal Bulletin No. 19 (CF). Also revise the limitation on reliance in the last paragraph. For guidance, see Section III.D.1 of Staff Legal Bulletin No. 19 (CF).

In response to the Staff’s comment, DLA Piper Hong Kong has revised its opinion and the Company has filed such revised opinion as Exhibit 8.1 with the Amended Registration Statement.

If you have any questions or comments concerning this filing, the materials submitted herewith or the Amended Registration Statement, or desire any further information or clarification in respect of the Amended Registration Statement, please do not hesitate to contact me (mbergman@paulweiss.com; +44.207.367.1601) or Xiaoyu Greg Liu (gliu@paulweiss.com; +86.10.5828.6302).

Your sincerely,

/s/ Mark S. Bergman

Mark S. Bergman

cc:                                                                    Hengming Yang, Chief Executive Officer, Wanda Sports Group Company Limited

Brian Liao, Chief Financial Officer, Wanda Sports Group Company Limited

Sandra Lin, EY

Matthew D. Bersani, Esq., Shearman & Sterling LLP

Xiaoyu Greg Liu, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP

Annex A                                    Form of Hong Kong law opinion (Exhibit 5.1)

Annex A

Form of Hong Kong law opinion (Exhibit 5.1)

Ladies and Gentlemen:

We have acted as Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong” or “HKSAR”) counsel to Wanda Sports Group Company Limited, a company incorporated under the laws of Hong Kong (the “Company”), in connection with the Registration Statement on Form F-1, as amended (the “Registration Statement”), of the Company, filed with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder (the “Rules”).  You have asked us to furnish our opinion as to the legality of the securities being registered under the Registration Statement.  The Registration Statement relates to the proposed initial public offering (the “Offering”) of  American Depositary Shares (“ADSs”) representing the Company’s Class A ordinary shares (the “Shares”).  The ADSs that are the subject of the Offering comprise (i) ADSs offered by the Company (the Shares represented by such ADSs, the “Primary Shares”) and (ii) ADSs offered by certain selling shareholders.

In connection with the furnishing of this opinion, we have examined originals, or copies certified or otherwise identified to our satisfaction, of (i) the Registration Statement and (ii) the form of the Underwriting Agreement, included as Exhibit 1.1 to the Registration Statement (the “Underwriting Agreement,” together with the Registration Statement, collectively, the “Documents”).

In addition, we have examined (i) the Certificate of Incorporation of the Company dated November 28, 2018, (ii) the Amended and Restated Articles of Association of the Company adopted on and effective as of March 6, 2019, (iii) the Second Amended and Restated Articles of Association of the Company adopted on [•], 2019 conditional and effective immediately upon the completion of the Offering; (iv) written resolutions of the directors of the Company dated May 31, 2019 and [written resolutions of the directors of the Company dated]/[minutes of a meeting of the board of directors of the Company held on] [•], 2019, and (v) minutes of a meeting of the shareholders of the Company held on [•], 2019.

We have also relied upon the factual matters contained in the representations and warranties of the Company made in the Documents and upon certificates of public officials and the officers of the Company.

In our examination of the documents referred to above, we have assumed, without independent investigation, the genuineness of all signatures, stamps and seals, the legal capacity of all individuals who have executed any of the documents reviewed by us, the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as certified, photostatic, reproduced or conformed copies of valid existing agreements or other documents, the authenticity of all the latter documents and that the statements regarding matters of fact in the certificates, records, agreements, instruments and documents that we have examined are accurate and complete, and we have also assumed, without independent investigation, (i) all relevant documents and information which are material to the matters referred to in the “Opinion” section below have been provided to us and there are no other matters the omission of which in the documents provided by or in relation to the Company would make any statement in this opinion letter incorrect or misleading and (ii) there are no provisions of the laws of any jurisdiction outside Hong Kong that would have any implication in relation to the opinions expressed herein.

On July 1, 1997, Hong Kong became the Hong Kong Special Administrative Region (the of the People’s Republic of China. On April 4, 1990, the National People’s Congress (the “NPC”) of the People’s Republic of China adopted the Basic Law of the HKSAR (the “Basic Law”). Under Article 8 of the Basic Law, the laws of Hong Kong in force at June 30, 1997 (that is, the common law, rules of equity, ordinances, subordinate legislation and customary law) are to be maintained, except for any that contravene the Basic Law and subject to any amendment by the legislature of the HKSAR. Under Article 160 of the Basic Law, the laws of Hong Kong in force at June 30, 1997 are to be adopted as laws of the HKSAR unless they were declared by the Standing Committee of the NPC (the “Standing Committee”) to be in contravention of the Basic Law and, if any laws are later discovered to be in contravention of the Basic Law, they are to be amended or cease to have force in accordance with the procedure prescribed by the Basic Law.

On February 23, 1997, the Standing Committee adopted a decision (the “Decision”) on the treatment of laws previously in force in Hong Kong. Under paragraph 1 of the Decision, the Standing Committee decided (as translated by us) that “the laws previously in force in Hong Kong, which include the common law, rules of equity, ordinances, subsidiary legislation and customary law, except for those which contravene the Basic Law, are to be adopted as the laws of the HKSAR”.  Under paragraph 2 of the Decision, the Standing Committee decided that the ordinances and subsidiary legislation set out in Annex 1 to the Decision (as translated by us) “which are in contravention of the Basic Law” are not to be adopted as the laws of the HKSAR. One of the ordinances set out in that Annex is the Application of English Law Ordinance (Chapter 88 of the Laws of Hong Kong) (the “English Law Ordinance”). The English Law Ordinance applied the common law and rules of equity of England to Hong Kong. We have assumed in giving this opinion that the effect of paragraph 2 of the Decision, insofar as it relates to the English Law Ordinance, is to repeal the English Law Ordinance prospectively and that the common law and rules of equity of England which applied in Hong Kong on June 30, 1997 continue to apply, subject to their subsequent independent development which rest primarily with the courts of the HKSAR that are empowered by the Basic Law to refer to precedents of other common law jurisdictions when adjudicating cases.  The judgement of the Court of Appeal of the High Court in HKSAR v Ma Wai Kwan David and Others, Res No. 1 of 1997 supports this assumption that the common law and rules of equity of England which applied to Hong Kong on June 30, 1997 continue to apply to the HKSAR.

Based upon the foregoing, and subject to the stated assumptions, exceptions and qualifications, we are of the opinion that:

1.        The Company is a private company limited by shares duly incorporated under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong).

2. The allotment and issue of the Primary Shares by the Company as contemplated under the Registration Statement have been duly authorized by and on behalf of the Company and when allotted, issued and paid for as contemplated in the Registration Statement the Primary Shares will be validly allotted and issued, fully paid and non-assessable.

This opinion is limited to the laws of Hong Kong and is rendered only with respect to the laws of Hong Kong, and the rules, regulations and orders under the laws of Hong Kong, that are in effect on the date of this opinion.  We express no opinion as to the laws of any other jurisdiction, and we do not undertake to advise you of any change in facts or law relevant to the opinions expressed herein.

We hereby consent to use of this opinion as an exhibit to the Registration Statement and to the reference to our name under the headings “Enforceability of Civil Liabilities” and “Legal Matters” contained in the prospectus included in the Registration Statement.  In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Act or the Rules.

Very truly yours,

/s/ PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP